Exhibit 21.1

SUBSIDIARIES OF ALDEYRA THERAPEUTICS, INC.

Name of Subsidiary	Jurisdiction of Organization
Helio Vision, LLC	United States of America
Helio Vision Germany GmbH	Germany
Aldeyra Securities Corporation	United States of America